FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 12, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Increased Its Stake in MTS Bank Up To 95%

February 12, 2019

Moscow, Russian Federation — PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading telecommunications operator and digital service provider in Russia, announces the acquisition of a 39.48% stake in MTS Bank, one of the 50 largest banks in Russia.

Under the terms of the transaction, MTS’s wholly-owned subsidiary Mobile TeleSystems B.V. acquired a stake in MTS Bank from Sistema PJSFC (LSE: SSA, MOEX: AFKS), the largest diversified public financial corporation in Russia and the CIS and the majority shareholder of MTS, for RUB 11.4 bln. As a result of the deal, MTS’s share in MTS Bank increased from 55.24% to 94.72%. Sistema’s direct ownership in MTS Bank decreased to 5.00%, while the balance of shares are held by other shareholders.

Alexey Kornya, President and CEO of MTS, commented:

“Bringing MTS Bank under the control of MTS is a natural step in re-enforcing our position on the Russian FinTech market. This acquisition allows us to fully integrate our FinTech business, resulting in positive synergies and fulfilling our financial services strategy to create a single ecosystem of digital services for our customers. As a result of close integration with MTS, the bank has returned to its profitability in 2017 and is now on the way to sustainable growth. Preliminary 2018 results suggest that MTS Bank performed even better last year, with both operational and financial indicators showing further improvement.”

All necessary regulatory and corporate approvals have been received. The approval by the MTS Board of Directors was based on the recommendation of the Special Committee to the Board of Directors.

Key milestones of integration of MTS and MTS Bank

•                  In August 2011, MTS, in partnership with MTS Bank (at that time known as MBRD) launched MTS Dengi (MTS Money), a project aimed at providing customers throughout Russia with payment tools, including credit cards, near-field communications-enabled SIM cards and PoS (point-of-sale) credit.

•                  In February 2012, MBRD, as part of a broad strategic commercial agreement, rebranded itself as MTS Bank and adopted the look and feel of MTS’s internationally recognized brand.

•                  In March 2013, MTS acquired a blocking stake in MTS Bank through additional share issuance.

•                  In July 2018, MTS acquired a 28.63% stake in MTS Bank from Sistema for RUB 8.3 bln, increasing its total stake to 55.24%.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

MTS Increased Its Stake in MTS Bank Up To 95%

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: February 12, 2019